ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

September 19, 2012

Chetan Aras

(617) 235-4814

chetan.aras@ropesgray.com

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Brion Thompson, Esq.

Re:	Allianz Funds (Registration Nos. 33-36528 and 811-6161)—Responses to Comments on

Post-Effective Amendment No. 153

Dear Mr. Thompson:

I am writing on behalf of Allianz Funds (the “Trust”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Post-Effective Amendment No. 153 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A. The Trust filed the Amendment pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on June 29, 2012 in connection with the Trust’s annual update of its Registration Statement for all existing series of the Trust except for Allianz AGIC Growth Fund and Allianz Global Investors Money Market Fund (each, a “Fund” and, together, the “Funds”). We received your oral comments regarding the Amendment via telephone on August 15, 2012. Summaries of your comments and the Trust’s responses are set forth below. These responses have been reflected, to the extent applicable, in Post-Effective Amendment No. 154 to the Trust’s Registration Statement, which was filed on August 29, 2012 pursuant to Rule 485(b) under the Securities Act.

General

1.	Comment: For those Funds that invest in derivatives, please disclose or point out existing disclosure that describes how derivatives are valued. Please also confirm that such Funds do not value derivatives based on their notional value.

Response: The Trust’s Statement of Additional Information (“SAI”) discloses information on how the Funds value derivative instruments under the section titled “Net Asset Value.” In response to the Staff’s comment, the following sentence has been added to the “Net Asset Value” section of the SAI: “For purposes of complying with a Fund’s investment policies and restrictions, derivative instruments are not valued based on their notional values.”

2.	Comment: Please revise the sentence in the section titled “Tax Information” within the Fund’s Fund Summary to clarify that an investor through a tax-deferred arrangement still pays taxes, although such taxes are deferred.

Response: The Trust respectfully submits that the current disclosure remains appropriate and in compliance with the requirements of Form N-1A. To the extent that taxes paid by an investor are deferred, the Trust believes this result is evident from the term “tax-deferred arrangement.” Furthermore, the language included by the Trust within this section is identical to the example language used by the Commission in the Appendix to the proposing release for amendments to Form N-1A. See Investment Company Act Release No. 28064 (Nov. 21, 2007). The Trust recognizes that this Appendix was included in the proposing release for illustrative purposes only, however the final rule release for amendments to Form N-1A did not suggest any additional or new language, and the newly-amended Form N-1A does not refer to any need to provide the type of disclosure now requested by the Staff. See Investment Company Act Release No. 28584 (May 28, 2009).

Allianz AGIC International Managed Volatility Fund

3.	Comment: The Staff notes that the section titled “Principal Investment Strategies” states that the Fund may invest in emerging market securities. In light of this disclosure, please add “Emerging Markets Risk” to the list of the Fund’s principal risks.

Response: The requested change has been made.

Allianz NFJ International Value Fund

4.	Comment: Please include disclosure in the Fund’s Prospectus regarding how the Fund diversifies its investments in non-U.S. countries.

Response: The Trust has informed us that, as of July 31, 2012, the Fund was invested in companies organized or headquartered in 10 countries other than the U.S. The section titled “Principal Investment Strategies” in the Fund’s Fund Summary discloses that the Fund normally invests at least 65% of its net assets in non-U.S. companies and up to 50% of its assets in emerging markets securities.

The Trust notes that Rule 35d-1 does not regulate several terms, including “international,” that under previous Staff interpretations of Section 35(d) of the Investment Company Act of 1940 as amended (the “1940 Act”), had entailed certain investment requirements. In the adopting release for Rule 35d-1, the Commission affirmatively chose not to impose an investment percentage threshold in non-U.S. securities or a minimum number of countries in which a fund must invest for funds with such term in their names, and the adopting release indicates that such term does not give rise to an 80% investment requirement. Instead, the adopting release asserts that this term connotes diversification among investments in a number of different countries throughout the world and states the Commission expects that companies using such names will invest accordingly. In addition, the adopting release invokes the Staff’s long-standing position that, as a general matter, an investment company may use any reasonable definition of the terms used in its name.

The Trust notes that the absence, in the adopting release for Rule 35d-1, of a specific, minimum number of countries in which such a fund must invest is consistent with the Commission’s view in the proposing release for Rule 35d-1 that “the number of countries in which an ‘international’ or ‘global’ investment company may invest at any one time may appropriately differ from company to company.” In particular, the Trust notes that while the Commission no longer distinguishes the terms “global” and “international,” the Commission has in the past suggested that an investment company with “international” in its name should invest in securities of at least three countries outside the United States and that an investment company with “global” in its name should invest in securities of at least three different countries (which may include the United States).1 Given the variety of countries to which the Fund has exposure, the Trust respectfully submits that the Fund has a portfolio of investments that is tied economically to a number of countries throughout the world and that the Fund’s current disclosure is adequate in this regard.

Allianz NFJ Large-Cap Value Fund

5.

Comment: The Staff notes that the section titled “Principal Investment Strategies” states that the Fund currently considers a company’s market capitalization to be large if it equals or exceeds the market capitalization of the 400th largest companies represented in the Russell 1000 Index. Please provide this market capitalization as of a specific date.

Response: The following disclosure has been added to the Prospectus under the “Principal Investment Strategies” section of the Fund’s Fund Summary and under the portion of the “Principal Investments and Strategies of Each Fund” section that relates to the Fund (new language denoted by underlining and deletions by ~~strikethrough~~):

“The Fund currently considers a company’s market capitalization to be large if it equals or exceeds the market capitalization of the 400th largest company represented in the Russell 1000 Index (i.e., a market capitalization of at least ~~[ ]~~ approximately $7 billion as of ~~[            ]~~ June 30, 2012).”

Allianz RCM Global Commodity Equity Fund

6.	Comment: Please confirm the market capitalization strategy of the Fund (i.e., confirm whether the Fund may invest in all market capitalizations or a limited range of market capitalizations.)

[1]	Footnote 38 to SEC Release No. IC-22530 (Feb. 22, 1997).

Response: As disclosed in the “Principal Investments and Strategies” section of the Fund’s Statutory Prospectus, the Fund may invest in companies of all capitalization ranges.

7.	Comment: The Staff notes that the section titled “Principal Investment Strategies” states that under normal circumstances, the Fund will invest a minimum of 1/3 of its assets in non-U.S. securities and will invest in companies organized or headquartered in at least eight countries including the United States. In light of this minimum threshold, please explain why the use of the word “Global” is appropriate in the name of this Fund under Section 35(d) of the 1940 Act.

Response: The Trust has informed us that, as of July 31, 2012, the Fund had approximately 36% of its net assets invested companies organized or headquartered in 15 countries other than the U.S.

As noted in our response to comment 4 above, Rule 35d-1 does not regulate several terms, including “global,” that previous Staff interpretations of Section 35(d) had entailed certain investment requirements. In the adopting release for Rule 35d-1, the Commission affirmatively chose not to impose an investment percentage threshold in non-U.S. securities or a minimum number of countries in which a fund must invest for funds with either of these terms in their names, and the adopting release indicates that such term does not give rise to an 80% investment requirement. Instead, the adopting release asserts that this term connotes diversification among investments in a number of different countries throughout the world and states the Commission expects that companies using such names will invest accordingly. In addition, the adopting release invokes the Staff’s long-standing position that, as a general matter, an investment company may use any reasonable definition of the terms used in its name.

By committing to invest normally at least 1/3 of its assets in non-U.S. securities and in at least eight different countries, the Trust believes that the Fund has established a reasonable definition of the term “global” as used in its name and has a portfolio of investments that are tied economically to a number of countries throughout the world. As the Fund invested more than 1/3 of its assets in non-U.S. securities and was invested in 15 countries including the United States as of July 31, 2012, the Trust respectfully submits that the use of the word “Global” remains appropriate in the name of the Fund.

8.	Comment: The Staff notes that the section titled “Principal Investment Strategies” states that the Fund may invest in exchange-traded funds but that the Annual Fund Operating Expenses table for the Fund does not include a column for Acquired Fund Fees and Expenses. Please confirm for the Staff that this omission is appropriate pursuant to Form N-1A.

Response: The Trust confirms that the fees and expenses incurred as a result of the applicable Fund’s investment in such shares, if any, are not anticipated to exceed 0.01%

of average Fund net assets. An expense table column for Acquired Fund Fees and Expenses is therefore not required pursuant to Instruction 3(f)(i) to Item 3 of Form N-1A.

Allianz RCM Global Small-Cap Fund

9.	Comment: The Staff notes that the section titled “Principal Investment Strategies” states that the Fund seeks to achieve its objective by normally investing at least 80% of its net assets (plus borrowings made for investment purposes) in companies with market capitalizations comparable to those of companies included in the MSCI World Small-Cap Index. Please provide this market capitalization as of a specific date.

Response: The following disclosure has been added to the Prospectus under the “Principal Investment Strategies” section of the Fund’s Fund Summary and under the portion of the “Principal Investments and Strategies of Each Fund” section that relates to the Fund (new language denoted by underlining):

“The Fund seeks to achieve its objective by normally investing at least 80% of its net assets (plus borrowings made for investment purposes) in companies with market capitalizations comparable to those of companies included in the MSCI World Small-Cap Index (between $~~[        ]~~ 11.4 million and $~~[        ]~~ 5.6 billion as of ~~[            ]~~ June 30, 2012).”

10.	Comment: Please confirm that the Fund invests a significant amount of its net assets outside of the United States given that the Fund’s name contains the term “Global.” Please indicate if the current disclosure provides this information.

Response: The Trust has informed us that, as of July 31, 2012, the RCM Global Small-Cap Fund had approximately 38% of its net assets invested in companies organized or headquartered in 23 countries other than the United States. The Fund is managed with reference to its benchmark, the MSCI World Small-Cap Index, which had approximately 42% of its assets invested in non-U.S. investments as of July 31, 2012. The Fund’s Fund Summary discloses that under normal circumstances, the Fund will invest in at least eight different countries (including the U.S.) with no more than 25% of its assets in issuers that are organized or headquartered in any one country outside the U.S. (other than France, Germany, Japan and the United Kingdom) and up to 30% of its assets in companies organized or headquartered in emerging market countries (but no more than 10% in any one emerging market country).

As noted in our response to comments 4 and 7 above, Rule 35d-1 does not regulate several terms, including “global,” that previous Staff interpretations of Section 35(d) had entailed certain investment requirements. In the adopting release for Rule 35d-1, the Commission affirmatively chose not to impose an investment percentage threshold in non-U.S. securities or a minimum number of countries in which a fund must invest for funds with either of these terms in their names, and the adopting release indicates that such term does not give rise to an 80% investment requirement. Instead, the adopting release asserts that this term connotes diversification among investments in a number of different countries throughout the world and states the Commission expects that companies using such names will invest accordingly. In addition, the adopting release invokes the Staff’s long-standing position that, as a general matter, an investment company may use any reasonable definition of the terms used in its name.

By committing to invest normally in at least eight different countries with no more than 25% of its assets in issuers that are organized or headquartered in any one country outside the U.S. (other than France, Germany, Japan and the United Kingdom) and up to 30% of its assets in companies organized or headquartered in emerging market countries, the Trust believes that the Fund has established a reasonable definition of the term “global” as used in its name. Furthermore, the Trust believes that the use of the term “global” in its name is reasonable given that the Fund invests a similar portion of its assets in non-U.S. investments as does its benchmark, the MSCI World Small-Cap Index. As the Fund invested 38% of its assets in non-U.S. securities and was invested in 23 countries (other than the United States) as of July 31, 2012, the Trust respectfully submits that the Fund invests a significant amount of its assets globally.

Allianz RCM Technology Fund

11.	Comment: Please describe how the Fund values swaps and how the Fund covers its obligations under its swap arrangements. Please provide disclosure or refer to existing disclosure that addresses this topic.

Response: The SAI discloses information on how the Trust values swaps in the section titled “Net Asset Value”, which includes the following sentence: “Swap agreements are generally valued using a broker-dealer bid quotation or on market-based prices provided by other pricing sources.”

The SAI also discloses information on how the Funds cover their obligations under swap arrangements in the sub-section titled “Swap Agreements” which appears under the section titled “Derivative Instruments” under the heading “Investment Practices, Policies, Strategies and Risks.” In particular, the sub-section titled “Swap Agreements” specifically provides that:

“A Fund’s current obligations under a swap agreement will be accrued daily (offset against any amounts owed to the Fund) and any accrued but unpaid net amounts owed to a swap counterparty will be covered through the segregation of assets determined to be liquid by the Adviser or Sub-Adviser in accordance with procedures approved by the Board of Trustees. Obligations under swap agreements so covered will not be construed to be “senior securities” for purposes of the Fund’s investment restriction concerning senior securities.”

12.	Comment: The Staff notes that the section titled “Principal Risks” includes “Short Selling Risk.” Please include disclosure in the “Principal Investment Strategies” section on short selling with respect to this Fund.

Response: The section titled “Principal Investment Strategies” in the Fund’s Fund Summary states that the Fund may engage in short sales and the section titled “Principal Investments and Strategies” of the Fund’s Statutory Prospectus states that the Fund may engage in short sales to the maximum extent permitted under applicable regulation. The Trust respectfully submits that these disclosures provide adequate detail on the Fund’s exposure to the risks of short selling.

13.	Comment: Please consider narrowing the definition for how the Fund defines technology-related companies. The Staff observes that the current definition is quite broad and may include investments that are not normally considered to be technology-related. By way of example, the Staff notes that the Fund might employ a test which only includes companies that either utilize greater than 50% of their assets towards, or derive greater than 50% of their revenues from, technology-related products or services.

Response: As disclosed in the section titled “Principal Investment Strategies”, the Fund defines technology companies “as those that provide technology products or services or utilize technology to gain competitive advantages.” The Trust respectfully submits that the Fund’s definition of technology includes sufficiently narrow criteria (i.e., such companies must use technology to gain a competitive advantage) and is consistent with common market usage. Furthermore, the Fund’s current definition of technology includes certain companies that the portfolio managers believe are appropriately classified as technology-related, and that are treated as such under other common resources identifying technology-related companies but would not be included under the Staff’s example definition.

Allianz RCM Wellness Fund

14.	Comment: Please consider narrowing the definition for how the Fund defines wellness-related companies. The Staff observes that the current definition is quite broad and may include investments that are not normally considered to be wellness-related. By way of example, the Staff notes that the Fund might employ a test which only includes companies that either utilize greater than 50% of their assets towards, or derive greater than 50% of their revenues from, technology-related products or services.

Response: As disclosed in the section titled “Principal Investment Strategies,” the Fund defines wellness-related companies as those “in the healthcare industry and other companies that provide products or services that promote or aid in achieving a healthy lifestyle.” The Trust respectfully submits that the Fund’s definition of wellness-related companies includes sufficiently narrow criteria (i.e., such companies must be in the healthcare industry or provide products or services that promote or aid in achieving a healthy lifestyle) and is consistent with common market usage. Furthermore, the Fund’s current definition of wellness-related companies includes certain companies that the portfolio managers believe are appropriately classified as wellness-related, but would not be included under the Staff’s example definition.

Allianz AGIC US Managed Volatility Fund

15.	Comment: The Staff notes that the section titled “Principal Investments and Strategies” in the Fund’s Statutory Prospectus states that the Fund may invest in derivative instruments. In light of this disclosure, please add “Derivatives Risk” to the list of the Fund’s principal risks.

Response: The requested change has been made.

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Tandy Representation

As requested, on behalf of the Trust, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

* * * * *

Please do not hesitate to call me (at 617-235-4814) or George B. Raine (at 617-951-7556) if you have any questions or require additional information.

Kind regards,

/s/ Chetan Aras

Chetan Aras, Esq.

cc:	Brian S. Shlissel
Thomas J. Fuccillo, Esq.
Debra Rubano, Esq.
David C. Sullivan, Esq.
George B. Raine, Esq.
Timothy F. Cormier, Esq.